[COMPANY LETTERHEAD]

October 2, 2014
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR AND BY EMAIL

Re:	iStar Financial Inc.
Form 10-K for the year ended December 31, 2013
Filed March 3, 2014
File No. 000‑15371
Dear Mr. Woody:
On behalf of iStar Financial Inc. (the “Company” or “we”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 22, 2014 (the “September 22 Letter”), with respect to the Company's Form 10-K for the year ended December 31, 2013 (the “Form 10-K”). The responses to the Staff's comments are set out in the order in which the comments were set out in the September 22 Letter and are numbered accordingly.
Form 10-K for the fiscal year ended December 31, 2013
Operating Properties, page 8

1.	Please define stabilized and transitional commercial properties and include this information in future filings.

Response:
The Company’s commercial properties were primarily acquired through either foreclosure or deed in lieu of foreclosure in connection with the resolution of loans. In determining whether a commercial property is stabilized or transitional, the Company analyzes certain performance metrics, primarily occupancy and yield. Stabilized commercial properties generally have occupancy levels above 80% and/or generate yields resulting in an adequate return based upon the properties’ risk profile. Transitional commercial properties are generally those properties that do not meet the above criteria.
To address the Staff’s comment the Company will include these definitions in future filings.

Land, page 9

2.
We note your disclosure on page 34 that you expect to have significant capital expenditures by the end of the current fiscal year. In future Exchange Act reports, for your material developments, please disclose, where applicable, the anticipated completion dates, the scope of development, and the costs incurred to date. For completed developments, please disclose development costs per square foot, clarifying whether leasing costs are included.

Response:
To address the Staff’s comment, for each material land development in production, the Company will disclose in future filings the anticipated completion date, the scope of development, and the costs incurred to date. The majority of the Company’s land portfolio represents residential property developments; therefore development costs per square foot, including leasing costs, are not applicable.
Management’s Discussion and Analysis and Analysis of Financial Condition and Results of Operations, page 24

3.
We note your disclosure in the business section that you had material acquisitions and dispositions in your net lease and operating properties segments. In future Exchange Act reports, to the extent material, please revise your disclosure to address period to period changes in your same store performance for your operating properties. Within same store, please disclose the relative impact of occupancy and rent rate changes. Please include how you define your same store portfolio.

Response:
To address the Staff’s comment, to the extent material, the Company will include disclosure in future Exchange Act reports to address period to period changes in same store performance for commercial operating properties. Within same store, the Company will disclose the relative impact of occupancy and rent rate changes. In addition, the Company will include a definition of how it determines its same store portfolio.
Critical Accounting Estimates, page 39

4.
We note that the company charges off loans when losses are confirmed through the receipt of assets such as cash in a pre-foreclosure sale, via ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure or when significant collection efforts have ceased. Please explain to us why the company believes these scenarios are indicative of a confirmed loss in order for a charge off to occur. Explain why the company does not charge off a loan prior to these scenarios. For example, when a loan is 180 days past due or when the collateral value is below the carrying value.

Response:
In accordance with Accounting Standards Codification (“ASC”) 310-10-35-22, if the Company determines that the collateral value is less than the carrying value of a collateral-dependent loan, the Company will record an impairment charge during the current reporting period. The Company’s loans are custom tailored and collateralized by multiple property types such as undeveloped land, retail, office, residential, entertainment/leisure, and hotel. Due to the size, complexity and varied characteristics of these commercial real estate properties, combined with assessing each borrower entity’s financial position, negotiation strategies and the timing associated with the culmination of the foreclosure process in each jurisdiction, the Company does not believe that the number of days outstanding is indicative of a confirmed loss. The Company has experienced many instances where a loan was repaid or otherwise resolved well beyond when a loan was 180 days past due. During delinquency and the foreclosure process, there are typically numerous points of negotiation with the borrower in which the Company works toward a settlement or other alternative resolutions. The Company believes that the receipt of assets such as cash in a pre-foreclosure sale, ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure or the cessation of significant collection efforts represent the final steps in the loan collection process and are appropriate indicators that a loan is uncollectible and a loss is confirmed. At this point, all commercially reasonable means of recovering the loan balance have been exhausted, and the loan and related reserve will be charged off.
Financial Statements
Consolidated Statements of Cash Flows, page 50

5.
Please present cash flows used to acquire real estate assets separately from other capital expenditures and provide a reconciliation of these amounts to the information presented in Note 4-Real Estate. Additionally, include disclosure within Management’s Discussion and Analysis providing a breakdown of other capital expenditures presented.

Response:
To address the Staff’s comment, in future filings, the Company will present cash flows used to acquire real estate assets separately from other capital expenditures in the Consolidated Statements of Cash Flows and provide a reconciliation of these amounts to the information presented in Note 4-Real Estate. The Company will also include disclosure within Management’s Discussion and Analysis to provide a breakdown of other capital expenditures presented.
Note 4 - Real Estate, page 59

6.
We note the company received a 75.6% equity interest in a newly formed unconsolidated entity as a result of a land contribution. Please tell clarify for us whether this entity is not consolidated and the basis for your conclusions.

Response:
The Company evaluated the entity in accordance with ASC 810-10, Consolidation. Pursuant to ASC 810-10-25-45, the entity was determined to be a variable interest entity as the total equity investment at risk was not sufficient to permit the entity to finance its activities without additional subordinated financial support. In accordance with ASC 810-10-25-38D, the Company determined it is not the primary beneficiary due to shared power over the entity with its partner, an unrelated party. Both the Company and its partner must approve all activities of the entity that most significantly impact the entity’s economic performance, such as major decisions regarding the budget for the project, capital events, dispositions, financings, litigation, settlements and other material decisions. Therefore, the Company concluded that the entity should not be consolidated.
Note 5 - Loans Receivable and Other Lending Investments, net, page 62

7.
We note that the loan loss provision in the current year includes $63.1 million of recoveries. Please clarify if these recoveries relate to one specific loan or multiple loans and how the company determined the loan amounts were recoverable.

Response:
The $63.1 million of recoveries of loan loss provision during the year ended December 31, 2013 relate to multiple loans. For each of the recoveries, the Company determined when it was probable that the loan amounts were recoverable primarily based upon its evaluation of the borrowers’ credit and collateral characteristics, its previous collection experience with the borrower and the actual receipt of funds associated with a partial payoff or sale of collateral. For substantially all of the loans, the Company recognized a recovery upon receipt of cash associated with partial payoff or sale of collateral.

8.	We note approximately 28% of the company’s loans are greater than 90 days delinquent. Please tell us the approximate amount of days these loans have been outstanding.

Response:
As of December 31, 2013, the Company’s loans which were greater than 90 days delinquent were in various stages of resolution, including legal proceedings. In general, resolutions of foreclosure and other legal proceedings result in loans to be outstanding from one to five years.
*    *    *    *    *
In connection with responding to the Staff’s comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust we have been responsive to the Staff's comments. If you have any questions, please do not hesitate to contact me.
Very truly yours,
/s/ David DiStaso
David DiStaso
Chief Financial Officer (principal financial and accounting officer)

cc:    Kathleen L. Werner, Clifford Chance US LLP
cc:    Timothy C. Conlon, PricewaterhouseCoopers LLP